

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 17, 2009

Mr. Kevin A. Paprzycki
Chief Financial Officer
Westmoreland Coal Company
2 North Castle Avenue, 2nd Floor
Colorado Springs, Colorado 80903

> **Re: Westmoreland Coal Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 1-11155**

Dear Mr. Paprzycki:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief